Exhibit 4.1

Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

As of March 25, 2021, Dream Finders Homes, Inc., a Delaware corporation (the “Company”), had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): Class A common stock, par value $0.01 per share (“Class A common stock”). The following contains a description of our Class A common stock, as well as certain related additional information. This description is a summary only and does not purport to be complete. We encourage you to read the complete text of the Company’s amended and restated certificate of incorporation (our “Amended and Restated Certificate of Incorporation”) and amended and restated bylaws (“Amended and Restated Bylaws”), which we have incorporated by reference as exhibits to the Company’s Annual Report on Form 10-K. References to “we,” “our” and “us” refer to the Company, unless the context otherwise requires. References to “stockholders” refer to holders of our Class A common stock and our Class B common stock, par value $0.01 per share (“Class B common stock”).

General

Pursuant to the Company’s Amended and Restated Certificate of Incorporation, the total number of shares of capital stock that the Company has authority to issue is 355,000,000 shares consisting of: (i) 289,000,000 shares of Class A common stock, of which 32,295,329 shares were issued and outstanding as of March 25, 2021; (ii) 61,000,000 shares of Class B common stock, of which 60,226,153 shares were issued and outstanding as of March 25, 2021; and (iii) 5,000,000 shares of preferred stock, par value $0.01 per share (“Preferred Stock”), of which no shares were issued and outstanding as of March 25, 2021.  The Class A common stock and Class B common stock shall hereinafter collectively be referred to as “common stock.” The board of directors of the Company (the “Board of Directors”) is authorized, without stockholder approval, except as required by Nasdaq Global Select Market (“Nasdaq”) listing standards, to issue additional shares of our capital stock.

Class A Common Stock and Class B Common Stock

Except with respect to voting, transfer and conversion rights as described below and as otherwise expressly provided in our Amended and Restated Certificate of Incorporation or required by applicable law, shares of our Class A common stock and Class B common stock have the same rights and privileges and rank equally, share ratably and are identical in all respects as to all matters.

Voting Rights

Holders of our Class A common stock are entitled to one vote per share on any matter that is submitted to a vote of our stockholders. Holders of our Class B common stock are entitled to three votes per share on any matter that is submitted to a vote of our stockholders. Holders of shares of Class A common stock and Class B common stock vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by Delaware law.

Under Delaware law, holders of our Class A common stock or Class B common stock are entitled to vote as a separate class if a proposed amendment to our Amended and Restated Certificate of Incorporation would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. As a result, in these limited instances, the holders of a majority of the Class A common stock could defeat any amendment to our Amended and Restated Certificate of Incorporation. For example, if a proposed amendment to our Amended and Restated Certificate of Incorporation provided for the Class A common stock to rank junior to the Class B common stock with respect to (1) any dividend or distribution, (2) the distribution of proceeds were we to be acquired or (3) any other right, Delaware law would require the vote of the holders of the Class A common stock. In this instance, the holders of a majority of Class A common stock could defeat that amendment to our Amended and Restated Certificate of Incorporation.

Our Amended and Restated Certificate of Incorporation does not provide for cumulative voting for the election of directors.

Economic Rights

Except as otherwise expressly provided in our Amended and Restated Certificate of Incorporation, all shares of Class A common stock and Class B common stock have the same rights and privileges and rank equally, share ratably and be identical in all respects for all matters, including those described below.

Dividends and Distributions

Subject to preferences that may apply to any shares of Preferred Stock outstanding at the time, the holders of Class A common stock and Class B common stock are entitled to share equally, identically and ratably, on a per share basis, with respect to any dividend or distribution of cash or property paid or distributed by us, unless different treatment of the shares of the affected class is approved by the affirmative vote of the holders of a majority of the outstanding shares of such affected class, voting separately as a class.

Liquidation Rights

On our liquidation, dissolution or winding-up, the holders of Class A common stock and Class B common stock will be entitled to share equally, identically and ratably in all assets remaining after the payment of any liabilities, liquidation preferences and accrued or declared but unpaid dividends, if any, with respect to any outstanding Preferred Stock, unless a different treatment is approved by the affirmative vote of the holders of a majority of the outstanding shares of such affected class, voting separately as a class.

Change of Control Transactions

The holders of Class A common stock and Class B common stock are treated equally and identically with respect to shares of Class A common stock or Class B common stock owned by them, unless different treatment of the shares of each class is approved by the affirmative vote of the holders of a majority of the outstanding shares of the class treated differently, voting separately as a class, on (a) the closing of the sale, transfer or other disposition of all or substantially all of our assets, (b) the consummation of a consolidation, merger or reorganization which results in our voting securities outstanding immediately before the transaction (or the voting securities issued with respect to our voting securities outstanding immediately before the transaction) representing less than a majority of the combined voting power of our voting securities or the surviving or acquiring entity or (c) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons of our securities if, after closing, the transferee person or group would hold 50% or more of the outstanding voting power of our voting securities (or the surviving or acquiring entity). However, consideration to be paid or received by a holder of our common stock in connection with any such assets sale, consolidation, merger or reorganization under any employment, consulting, severance or other compensatory arrangement will be disregarded for the purposes of determining whether holders of our common stock are treated equally and identically.

Subdivisions and Combinations

If we subdivide or combine in any manner outstanding shares of Class A common stock or Class B common stock, the outstanding shares of the other classes will be subdivided or combined in the same proportion and manner.

No Preemptive or Similar Rights

Our Class A common stock and Class B common stock are not entitled to preemptive rights and are not subject to conversion, redemption or sinking fund provisions, except for the conversion provisions with respect to the Class B common stock described below.

Conversion

Each share of Class B common stock is convertible at any time at the option of the holder of Class B common stock into one share of Class A common stock. Upon any transfer of shares of Class B common stock, whether or not for value, each such transferred share will automatically convert into one share of Class A common stock, except for certain transfers described in our Amended and Restated Certificate of Incorporation, including (i) the pledge of shares of Class B common stock that creates a security interest in such shares, so long as the pledging holder continues to exercise voting control over such pledged shares; (ii) the entry into a Rule 10b5-1 trading plan with a broker or other nominee where the holder retains voting control over the shares; (iii) the entry into a support or similar agreement in connection with certain specified events; (iv) the transfer of Class B common stock to an existing holder of Class B common stock; and (v) the transfer of shares of Class B common stock to any trust or other entity for tax and estate planning purposes, so long as a holder of Class B common stock controls the entity. Once transferred and converted into Class A common stock, the Class B common stock may not be reissued.

Further, all of the shares of our Class B common stock will automatically convert into shares of Class A common stock upon the date when our President and Chief Executive Officer, Mr. Patrick O. Zalupski, and permitted transferees of our Class B common stock cease to hold shares of Class B common stock representing, in the aggregate, at least 10% or more of the total number of shares of Class A common stock and Class B common stock issued and outstanding.

Each share of Class A common stock is not convertible into any other shares of our capital stock.

Fully Paid and Non-Assessable

As of March 25, 2021 all of the issued and outstanding shares of our Class A common stock are fully paid and non-assessable.

Preferred Stock

Our Board of Directors has the authority, without further action by our stockholders, to issue up to 5,000,000 shares of Preferred Stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series, and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our Board of Directors may authorize the issuance of Preferred Stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The purpose of authorizing our Board of Directors to issue Preferred Stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control and may adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. It is not possible to state the actual effect of the issuance of any shares of Preferred Stock on the rights of holders of our common stock until our Board of Directors determines the specific rights attached to such Preferred Stock.

Anti-Takeover Effects of Provisions of our Certificate of Incorporation, our Bylaws and Delaware Law

Some provisions of Delaware law, and our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws described below, contain provisions that could make the following transactions more difficult: acquisitions of us by means of a tender offer, a proxy contest or otherwise; or removal of our incumbent officers and directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

Section 203 of the Delaware General Corporation Law

In general, Section 203 of the General Corporation Law of the State of Delaware (the “DGCL”) prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, sale or lease of assets, issuance of securities or similar transaction by a corporation or subsidiary with an interested stockholder, including a person or group who beneficially owns 15% or more of the corporation’s voting stock, for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Section 203 of the DGCL permits corporations, in their certificate of incorporation, to opt out of the protections of Section 203 of the DGCL. Our Amended and Restated Certificate of Incorporation provides that we have elected not to be subject to Section 203 of the DGCL for so long as Mr. Zalupski owns, directly or indirectly, at least 10% of the outstanding shares of our common stock. From and after the date that Mr. Zalupski ceases to own, directly or indirectly, at least 10% of the outstanding shares of our common stock, we will be governed by Section 203 of the DGCL.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

No Cumulative Voting Rights

Because our stockholders do not have cumulative voting rights, stockholders holding a majority of the voting power of our shares of common stock are able to elect all of our directors.

Stockholder Action by Written Consent; Special Meetings of Stockholders

The DGCL permits stockholder action by written consent unless otherwise provided by our Amended and Restated Certificate of Incorporation. Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws provides for stockholder actions at a duly called meeting of stockholders or, until such time as we no longer qualify as a controlled company under Nasdaq rules, by written consent. Our Amended and Restated Bylaws provide that special meetings of our stockholders may be called only by our Board of Directors or by stockholders owning at least 25% in amount of our entire capital stock issued and outstanding and entitled to vote on the election of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our Amended and Restated Bylaws establish advance notice procedures with respect to stockholder proposals, other than proposals made by or at the direction of our Board of Directors. Our Amended and Restated Bylaws establish advance notice procedures with respect to the nomination of candidates for election as directors, other than nominations made by or at the direction of our Board of Directors or by a committee appointed by our Board of Directors.

Issuance of Undesignated Preferred Stock

Our Amended and Restated Certificate of Incorporation authorizes our Board of Directors, without further action by our stockholders, to issue shares of Preferred Stock in one or more series, and with respect to each series, to fix the number of shares constituting that series and to establish the rights and other terms of that series.

Number of Directors and Filling Vacancies

Our Amended and Restated Certificate of Incorporation provides that the number of directors is established by our Board of Directors, subject to a minimum of three members. In accordance with our Amended and Restated Bylaws, as of March 25, 2021, our Board of Directors consists of five members. In addition, vacancies on our Board of Directors or newly created directorships resulting from an increase in the number of our directors may be filled only by a majority of directors then in office, even though less than a quorum.

Amendment of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Our Amended and Restated Certificate of Incorporation provides that our Amended and Restated Certificate of Incorporation may be amended by the affirmative vote of a majority of our Board of Directors. In addition, our Amended and Restated Bylaws may be amended by the affirmative vote of a majority of our Board of Directors without stockholder approval.

The foregoing provisions will make it more difficult for another party to obtain control of us by replacing our Board of Directors. Since our Board of Directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated Preferred Stock makes it possible for our Board of Directors to issue Preferred Stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

Forum Selection

Our Amended and Restated Certificate of Incorporation provides that, unless we consent in writing to the selection of an alternate forum, the Court of Chancery of the State of Delaware will, to the fullest extent provided by law, be the sole and exclusive forum for: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of a fiduciary duty owed to us or our stockholders by any of our directors, officers, other employees, agents or stockholders; (iii) any action asserting a claim against us arising under the DGCL or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware (including, without limitation, any action asserting a claim arising out of or pursuant to our Amended and Restated Bylaws); or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine, in each case subject to such Court of Chancery of the State of Delaware having personal jurisdiction over the indispensable parties named as defendants. Additionally, our Amended and Restated Certificate of Incorporation states that the foregoing provision will not apply to claims subject to exclusive jurisdiction in the federal courts, such as suits brought to enforce a duty or liability created by the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act or the rules and regulations thereunder. Our Amended and Restated Certificate of Incorporation provides that, unless we consent in writing to the selection of an alternate forum, the federal district courts of the United States will, to the fullest extent provided by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Although our Amended and Restated Certificate of Incorporation contains the exclusive forum provisions described above, it is possible that a court could find that such provisions are inapplicable for a particular claim or action or that such provisions are unenforceable, and our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. All of our stockholders are deemed to have notice of, and have consented to, the provisions of our Amended and Restated Certificate of Incorporation related to choice of forum.

Limitations of Liability and Indemnification

Our Amended and Restated Certificate of Incorporation limits the liability of our directors for monetary damages for breach of their fiduciary duty as our directors, except for liability that cannot be eliminated under the DGCL. The DGCL provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

•	for any breach of their duty of loyalty to such company or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payment of dividends or unlawful stock repurchases or redemptions, as provided under Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment, repeal or modification of these provisions of the DGCL will be prospective only and would not affect any limitation on liability of one of our directors for acts or omissions that occurred prior to any such amendment, repeal or modification.

Our Amended and Restated Bylaws also provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Our Amended and Restated Bylaws also permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of that person’s actions as our officer, director, employee or agent, regardless of whether Delaware law would permit indemnification.

We have also entered into indemnification agreements with each of our directors and officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liability that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Registration Rights

We entered into a registration rights agreement (the “Registration Rights Agreement”) with Mr. Zalupski, POZ Holdings, Inc., an entity Mr. Zalupski controls, BOC DFH, LLC, W. Radford Lovett II and certain members of our management (collectively, the “Registration Rights Parties”). The Registration Rights Agreement provides Mr. Zalupski with the right to request certain “demand” registrations with respect to his combined personal holdings and shares held by POZ Holdings, Inc. The Registration Rights Agreement also provides the Registration Rights Parties with customary “piggyback” registration rights. The Registration Rights Agreement contains provisions for the coordination by the Registration Rights Parties of their sales of shares of our Class A common stock and contains certain limitations on the ability of the members of our management party to the Registration Rights Agreement to offer, sell or otherwise dispose of shares of our Class A common stock. The Registration Rights Agreement also provides that we will pay certain expenses of the Registration Rights Parties relating to such registrations and indemnify them against certain liabilities that may arise under the Securities Act.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock and Class B common stock is Broadridge Corporate Issuer Solutions, Inc.

Listing

Our Class A common stock is listed on the Nasdaq Global Select Market under the symbol “DFH.”